UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIDECHANNEL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock with an Exercise Price of $0.36

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Ryan Polk

Chief Financial Officer

SideChannel, Inc.

146 Main Street, Suite 405

Worcester, MA 01608

Phone: (508) 925-0114

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Michael E. Storck, Esq. Paul J. Schulz, Esq. Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

CALCULATION OF FILING FEE

Transaction valuation* $4,463,442.48; Amount of filing fee* $658.80

* Estimated for purposes of calculating the amount of the filing fee only. SideChannel, Inc. (“SideChannel” or the “Company”) is offering to holders of certain of its warrants, as more fully described herein, the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”) by tendering six (6) warrants with an exercise price of $0.36 in exchange for one (1) share of our Common Stock and to exchange such warrants for new warrants (“New Warrant” or “New Warrants”) by tendering two and one-half (2.5) warrants with an exercise price of $0.36 in exchange for one (1) New Warrant. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined assuming that all warrants to purchase SideChannel’s Common Stock eligible to participate in the Offer are exchanged, and that the approximately 9,276,824 Shares issued as a result of the Offer have an aggregate value of $463,841.20 calculated based on the average of the low and high trading price on October 31, 2023 which was $0.05, and that the approximately 22,219,896 New Warrants issued as a result of the Offer have an aggregate value of $3,999,581.28 calculated using an exercise price of $0.18.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $147.60 per million dollars of the transaction valuation.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Amendment No. 2

This Amendment No. 2 (this “Amendment”) amends the Tender Offer Statement (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 7, 2023 by SideChannel, Inc., a Delaware corporation (the “Company” or “SideChannel”).

This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (“2021 Investor Warrants”). The offer is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated November 6, 2023 (the “Offer to Exchange”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and (a)(1)(F) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”). This is an Offer for all or none of the 2021 Investor Warrants. The Offer is subject to the requirement that all of the 2021 Investor Warrants must be tendered by all eligible holders of the 2021 Investor Warrants.

The 55,549,615 2021 Investor Warrants subject to our Offer to Exchange consist of warrants to purchase an aggregate of 55,549,615 Shares issued to certain investors in 2021 with a five (5) year term and with an exercise price of $0.36. Under the Offer to Exchange, the holders of the 2021 Investor Warrants will be entitled to receive one (1) share of Common Stock for each six (6) 2021 Investor Warrants exchanged (“Investor Exchange Ratio for Stock”) and one (1) New Warrant (attached as Exhibit (a)(1)(F)) for each two and one half (2.5) 2021 Investor Warrants exchanged, exercisable for five (5) years at an exercise price of $0.18 per share (“Investor Exchange Ratio for Warrants”). The Investor Exchange Ratio for Stock and the Investor Exchange Ratio for Warrants are collectively referred to as the “Investor Exchange Ratios”. The “Offer Period” is the period commencing on November 6, 2023 and ending at 5:00 p.m., Eastern Time, on December 15, 2023, or such later date to which the Company may extend the Offer (the “Expiration Date”). If all of the 2021 Investor Warrants are tendered, the Company will issue approximately 9,267,824 Shares and 22,219,896 New Warrants. The Investor Exchange Ratios were selected by the Company in order to provide the holders of the 2021 Investor Warrants with an incentive to exchange the 2021 Investor Warrants.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 10 and 12

Items 1 through 10 and 12 of the Schedule TO, including items that incorporate by reference the information contained in the Offer to Exchange, are hereby amended by adding the following text thereto:

“On December 1, 2023, the Company amended the Offer to Exchange Common Stock for Certain Outstanding Warrants attached as Exhibit (a)(1)(A). The modifications include correcting typographical errors, clarifying defined terms, and adding disclosures as suggested by the Securities and Exchange Commission (“SEC”) in a letter to the Company dated November 21, 2023 (“Amended Offer to Exchange”). The form of the Amended Offer to Exchange is attached as Exhibit (a)(1)(H).

No changes were made to the Investor Exchange Ratios or other terms of the Offer to Exchange.

References to consideration in the Schedule TO whether stated only as “Shares” or as “Shares and New Warrants” are intended to convey all of the consideration appropriate for the context of the Schedule TO Item.

Item 4(a) of this Schedule TO erroneously indicated we were authorized to issue “10,0000,000” undesignated shares of Preferred Stock. Schedule TO Item 4(a) is amended to clarify in pertinent part that “Our Certificate of Incorporation authorizes the issuance of 10,000,000 undesignated shares of Preferred Stock and permits our Board of Directors to issue Preferred Stock with rights, powers, prerogatives or preferences that could impede the success of any attempt to change control of the Company.”

Item 5(a) of this Schedule TO is amended to provide that: “In July 2021, we engaged Paulson Investment Company (“Paulson”) for strategic advisory services to be delivered over a four-year term in exchange for 4,000,000 shares of common stock. We have been consulting with Paulson regarding the Offer to Exchange through this strategic advisory services agreement. We did not incur additional costs with Paulson related to the Offer to Exchange. Paulson did not solicit the tender of any of the 2021 Investor Warrants.”

Schedule TO Item 7(a) is amended to provide that “No funds will be paid by the Company to exchanging 2021 Investor Warrant holders in connection with the Offer to Exchange. The Company will use funds on hand to pay the other expenses of issuing Shares and New Warrants. The Company will use newly issued Shares or Shares held in treasury, if any, to effect the Offer to Exchange.”

Item 10 of this Schedule TO incorporates by reference the information in Item 8 of the Offer to Exchange, Financial Information Regarding the Company, including the summarized financial information contained therein. We have determined that pro forma financial information is not material in the context of this Offer to Exchange because the tender does not impact earnings, assets, or liabilities.

The Company has indicated that as of 5:00 p.m. Eastern Time on November 30, 2023, approximately 35,097,127 warrants had been validly tendered into and not validly withdrawn from The Offer, representing approximately 63.2% of the 2021 Investor Warrants.”

Amendments to the Offer to Exchange and Exhibits to the Schedule TO

All references to the Offer to Exchange Common Stock for Certain Outstanding Warrants (Exhibit (a)(1)(A) are hereby amended and replaced with the Amended Offer to Exchange attached hereto as Exhibit (a)(1)(H).

Exhibit (a)(1)(J), a break-even analysis prepared for discussion with the Holders of the 2021 Investor Warrants, has been added to the Schedule TO.

The Company has amended the Calculation of Filing Fee Section to include the New Warrants in the calculation and has updated the format of the Filing Fee Table to this Schedule TO as Exhibit 107.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(H)	Offer to Exchange Common Stock and New Warrants for 2021 Investor Warrants as Amended on December 1, 2023 *
(a)(1)(I)	Email from Chief Financial Officer Regarding Amended Offer to Exchange *
(a)(1)(J)	2023 Warrant Exchange Offer Break-even Analysis *
107	Filing Fee Table Amended December 1, 2023 *

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDECHANNEL, INC.

Date: December 4, 2023	By:	/s/ Ryan Polk
	Name:	Ryan Polk
	Title:	Chief Financial Officer